EXHIBIT 99.1

Endeavour Silver Produces 5.5 Million oz Silver and 52,967 oz Gold for 9.5 Million oz Silver Equivalents in 2018

VANCOUVER, British Columbia, Jan. 10, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) reports 2018 consolidated production of 5.5 million ounces (oz) silver and 52,967 oz gold, for silver equivalent production of 9.5 million oz at a 75:1 silver: gold ratio. Silver production in the Fourth Quarter, 2018 was 1,386,505 oz and gold production was 13,117 oz, for silver equivalent production of 2.4 million oz.

Endeavour owns and operates three silver mines in Mexico, the Guanaceví mine in Durango state and the Bolañitos and El Cubo mines in Guanajuato state.  Last year, the Company developed and is now commissioning a fourth mine, the El Compas mine in Zacatecas state. Production from the three mines was higher in 2018 compared to 2017 but fell short of the Company’s 2018 production guidance.

The 7% improved production performance in 2018 compared to 2017 was due to higher mine output, silver and gold grades and recoveries at the El Cubo mine.  The 7% production shortfall in 2018 compared to guidance was due to lower mine output and silver grades at Guanaceví, lower gold grades at Bolañitos and delays in achieving commercial production at El Compas.

Highlights for Fourth Quarter, 2018 (Compared to Fourth Quarter, 2017)

  Silver production decreased 4% to 1,386,505 oz
  Gold production decreased 10% to 13,117 oz
  Silver equivalent production was 2.4 million oz (at a 75:1 silver: gold ratio)
  Silver ounces sold totaled 1,264,340 oz
  Gold ounces sold totaled 11,819 oz
  Bullion inventory at year-end included 101,146 oz silver and 218 oz gold
  Concentrate inventory at year-end included 96,614 oz silver and 1,517 oz gold

  Nick Shakesby was appointed as new Vice President, Operations
  Bolañitos drilling returned multiple high-grade intersections including 1,415 grams per tonne (gpt) silver and 2.25 gpt gold over a 1.1 metre (m) true width in the San Miguel vein
  Parral drilling and underground sampling returned multiple high-grade intersections including 934 gpt silver, 0.21 gpt gold, 3.0% lead and 5.9% zinc over 4.2 m true width and excellent metallurgical recoveries by flotation and leaching
  El Compas commissioning has been delayed due to several issues including excess clay in ore that caused a recovery issue in the plant (metallurgical studies ongoing), a water issue in the tailings facilities (now resolved), and a ball mill equipment failure in late December (to be rectified by late January) that halted plant operations while the mine continues operating (ore stockpile now exceeds 10,000 tonnes)

Highlights for Fiscal 2018 (Compared to Fiscal 2017)

  Silver production increased 12% year-on-year to 5,522,068 oz
  Gold production was flat with 52,967 oz
  Silver equivalent production was 9.5 million oz (at a 75:1 silver:gold ratio)
  Silver ounces sold totaled 5,461,197 oz
  Gold ounces sold totaled 51,318 oz

  Manuel Echevarria was appointed as Vice President, New Projects
  El Cubo mine output, grades, recoveries and production were significantly higher than 2017
  El Compas mine development was completed and plant commissioning is ongoing
  Terronera reserves and resources increased and an updated pre-feasibility study was completed

Bradford Cooke, CEO, commented, "All in all, 2018 was quite a transition year for Endeavour Silver.  We saw improved performance from El Cubo, but declining performance at Bolañitos, where new mineralized zones were discovered and at Guanaceví, where two new orebodies are being developed.  The new El Compas mine completed its initial mine development but plant commissioning issues have delayed production.  In October, Nick Shakesby was appointed new VP Operations to help make a positive difference in our mining operations.

“We also appointed Manuel Echevarria in May as VP New Projects to oversee the engineering and development of our new mines.  The Terronera project advanced to an expanded reserve and resource estimate and a new and improved pre-feasibility study was released in August.  At Parral, drilling intersected multiple high-grade intersections in the San Patricio vein and significant silver mineralization was mapped and sampled underground at the Veta Colorada mine.

“In 2019, we anticipate improving the performance of the Guanaceví and Bolañitos mines, making the most of our declining reserves at the El Cubo mine, delivering our first year of commercial production at El Compas and upon receiving a positive board decision, commencing the development of our fifth mine at Terronera.  Endeavour is fortunate to have a compelling pipeline of development projects to replace old mines and fuel our future growth.”

Operating Highlights for 2018

Consolidated Production
Three Months Ended December 31				Year Ended December 31
2018	2017	% Change		2018	2017	% Change
309,036	349,924	(12%)	Throughput (tonnes)	1,266,831	1,279,873	(1%)
1,386,505	1,436,962	(4%)	Silver ounces produced	5,522,068	4,919,788	12%
13,117	14,577	(10%)	Gold ounces produced	52,967	53,007	(0%)
1,359,256	1,400,705	(3%)	Payable silver ounces produced	5,417,633	4,803,589	13%
12,821	14,245	(10%)	Payable gold ounces produced	51,826	51,797	0%
2,370,280	2,530,237	(6%)	Silver equivalent ounces produced(1)	9,494,593	8,895,313	7%
1,264,340	1,392,518	(9%)	Silver ounces sold	5,461,197	4,892,855	12%
11,819	14,117	(16%)	Gold ounces sold	51,318	51,460	(0%)

Fourth Quarter Production by Mine
Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	75,528	821	222	0.58	89.8%	88.0%	484,197	1,240
Bolañitos	105,768	1,150	82	1.77	84.4%	85.8%	235,326	5,166
El Cubo	127,740	1,388	181	1.93	89.7%	84.7%	666,982	6,711
Consolidated	309,036	3,359	157	1.55	88.8%	85.4%	1,386,505	13,117

2018 Production by Mine
Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	307,042	841	222	0.59	89.6%	89.7%	1,963,773	5,224
Bolañitos	439,005	1,203	86	1.79	80.4%	83.6%	975,555	21,127
El Cubo	520,784	1,427	176	1.87	87.6%	85.0%	2,582,740	26,616
Consolidated	1,266,831	3,471	156	1.53	86.9%	84.9%	5,522,068	52,967

1) 2018 & 2017 silver equivalents based on a 75:1 gold:silver ratio;
2) gpt = grams per tonne

Guanaceví Mine

In 2018, Guanaceví continued to face operational challenges. The remaining reserves at the two operating mines, Porvenir Norte and Santa Cruz, are now deeper, narrower and lower grade compared to prior years, resulting in lower production from these areas.  The permitting and development of two new shallower, wider, higher grade orebodies, Milache and SCS, suffered delays which resulted in a shortfall of both tonnes and grades to the plant. At year-end, the Milache orebody had three underground levels open and advancing in lower grade ore with grades increasing with depth as modeled.  A new adit was collared late in the year to develop the SCS orebody.  Management expects both new orebodies will reach their planned production rates during 2019.

  Silver production was 11% below guidance, based on lower throughput and lower silver grades partly offset by higher silver recovery
  Gold production met the low end of guidance, as the lower throughput was partly offset by higher gold recovery
  Silver equivalent production was 8% below guidance due to the shortfall in silver production
  Completed 9.0 kilometres (km) of underground mine development compared to planned 12.1km
  Expanded the Porvenir Norte and Santa Cruz mineralized zones by drilling
  Commenced development of the Milache and SCS orebodies

Bolañitos Mine

In 2018, Bolañitos throughput exceeded plan however grades were below the mine plan, which was modified to include new but lower grade resources along the margins of the LL-Asuncion and Plateros veins to extend the mine life, resulting in lower production grades and metal production compared to guidance.  Ore grades are expected to increase modestly in 2019, in line with the new mine plan.

  Silver production fell 3% short of guidance, based lower grades and slightly lower recoveries
  Gold production was 10% below guidance, based on lower grades and lower recoveries
  Silver equivalent production was 7% below guidance
  Completed 3.3 km of underground mine development
  Extended the LL-Asuncion and Plateros orebodies by drilling
  Drilling outlined several new mineralized areas and extensions to known areas, with potential for new resources to extend the mine life at Bolañitos

El Cubo Mine

In 2018, El Cubo had a good year, with both throughput and grades coming in above the mine plan.  Variations in the V-Asuncion orebody resulted in higher gold grades, offset by lower silver grades than planned. The higher throughput resulted in silver production meeting the low range of guidance and gold production exceeding guidance. However, exploration was not able to replace the depleted resources so the Company plans to reduce the production rate in 2019 to approximately half its 1500 tonne per day capacity, which will result in higher operating costs compared to 2018, while continuing to explore for new resources to extend the mine life.  Accordingly, the Company has initiated layoffs of approximately 240 employees to reflect the lower production rate in 2019.  The mine will continue to run at three shifts per day but the plant will move to one shift per day. Some idled mining equipment at El Cubo was transferred to the El Compas mine in Zacatecas to facilitate their mine plan in 2019.

  Silver production met guidance based on slightly higher throughput offset by slightly lower grade
  Gold production exceeded guidance by 9% based on slightly higher throughput and significantly higher grade
  Silver equivalent production exceeded the midpoint of guidance by 5%
  Completed 6.7 km of underground mine development
  Drilling on new targets did not intersect any economic mineralization

El Compas Mine

Mining of lower grade development ore and commissioning of the El Compas plant was initiated in the 2nd quarter.  A total of 6,500 tonnes was processed to test all the plant circuits through the middle of August.  Excess clay in the ore created recovery issues so various plant circuits were modified to resolve the clay and other normal start-up issues. In mid-August 2018, based on an independent engineering review, commissioning of the plant was temporarily halted to allow the tailings area to be dewatered and excess clay to be removed for improved drainage.  A second fine tailings area was excavated in September 2018 to improve overall settling of the fine tailings and allow the coarse tailings storage area to form a solid beach. The plant commissioning re-commenced in mid-October, 2018. In late December, the ball mill pinion failed which brought plant operations to a halt (mine still operating and ore stockpile now exceeds 10,000 tonnes). Management expects to recommence plant operations after a new pinion is installed in late January.

  Completed 2.6 km of underground mine development
  Drilling on the Calicanto property intersected high grade silver-gold mineralization in two veins

Sustainability

  We continued to focus our sustainability efforts on safety & health, our people, the environment, local communities and positive economic impacts
  Endeavour decreased the reportable injury frequency rate by 33% during 2018
  Endeavour Silver was ranked by Corporate Knights as one of the 2018 “Future 40 - Responsible Corporate Leaders in Canada” for mid-sized corporations for the way we conduct our business
  Bolañitos and El Cubo both received the annual “Socially Responsible Company” distinction from CEMEFI (Mexican Philanthropy Center)
  The community relations team at Terronera carried out a social impact study for the proposed new mine to identify and address topics of importance to the local communities
  Each operating mine, Guanaceví, Cubo and Bolañitos, developed a Post-Mining Sustainability Plan, which identifies the main actions needed to ensure the sustainability of the communities after each mine ceases to operate
  We continue to invest in the scholarship program in Bolañitos, benefiting about 50 students from high school and university levels, some through a partnership with the University of Guanajuato
  The Company planted 53,410 trees and cacti to reclaim disturbed ground at all of our mines and projects
  The 2018 Annual Review and Sustainability Report will be published in early May

Upcoming News

Over the next month, Endeavour expects to release the following:

  Year-end Mineral Reserve and Resource Estimates
  2019 production and cost guidance
  2019 exploration and development plans and a “Growth Strategy” webinar presentation

Release of 2018 Financial Results and Conference Call
The 2018 Fourth Quarter and year-end consolidated financial results will be released before market on Monday, February 25, 2019 and a telephone conference call will be held the same day at 10:00am PT (1:00pm ET). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 2873#. The audio replay and a written transcript will also be made available on the Company's website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently commissioning its fourth mine at El Compas, advancing a possible fifth mine at the Terronera mine project and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2019 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.